33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL:(03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

March 5, 2007

Office of Inte[redacted]rporate Finance
[redacted]ınce
[redacted]ommission

07021608

Mitsui Trust Holdings

The ~~Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

- **Notice concerning issuance of Non-dilutive Preferred Securities**
- **Notice concerning Change of Specified Subsidiary**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

February 20, 2007

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice concerning issuance of Non-dilutive Preferred Securities

Mitsui Trust Holdings, Inc. (the "Company") hereby announces the detailed conditions of Japanese Yen denominated non-cumulative perpetual preferred securities (the "Non-dilutive Preferred Securities") to be issued as announced in the Company's press release dated February 8, 2007.

Issuer	MTH Preferred Capital 5 (Cayman) Limited: SPC established under Cayman Law as a wholly owned subsidiary of Mitsui Trust Holdings, Inc., in Cayman Islands.
Type of Security	Japanese Yen denominated non-cumulative perpetual preferred securities. (No right to convert into the Company's common stocks is granted.)
Issue Amount	33 billion Yen
Dividend Rate	3.02% per annum (Fixed rate until July 2017) Floating rate from July 2017
Issue Price	100 million Yen per preferred security
Issue Date	March 1 , 2007
Use of Proceeds	To be applied to the redemption of existing preferred securities.
Liquidation Preference	The Non-dilutive Preferred Securities are intended to provide holders with rights to liquidation preferences junior to the subordinated and general creditors of the Company, senior to the Company's common stock, and substantially similar to the Company's preferred stock.
Method of Offering	Private placement. (Nomura Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd. and Shinko Securities Co., Ltd. will underwrite all of the Non-dilutive Preferred Securities at issue price and place them with qualified institutional investors.)

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

February 20, 2007

To Whom It May Concern:

Mitsui Trust Holdings, Inc.
Code No.: 8309

Notice concerning Change of Specified Subsidiary

Mitsui Trust Holdings, Inc. (the "Company") hereby announces that its special purpose company named MTH Preferred Capital 5 (Cayman) Limited ("Special Purpose Company") which was established on February 8, 2007 for the purpose of issuance of preferred securities (the "Non-dilutive Preferred Securities"), will become a Specified Subsidiary ("Tokutei Kogaisha") of the Company.

1. Reason for the change

The Company holds all of the ordinary shares of the Special Purpose Company. Due to the payment for Non-cumulative Preferred Securities which is planned for March 1, 2007, the amount of capital stock of the Special Purpose Company is expected to exceed 10% of the amount of the capital stock of the Company. As the company is expected to hold all of the ordinary shares which are expected to be issued on the same date by the Special Purpose Company, the Company will keep all of the voting rights of the Special Purpose Company even after the payment.

2. Profile of the Special Purpose Company

Name	MTH Preferred Capital 5 (Cayman) Limited
Location	PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands
Date of change	March 1, 2007
Detail of Business	Issuance of preferred securities, etc.
Closing date of fiscal year	July 24 of each year
Number of directors and employees	Three directors and no employees
Capital stock	33.7 billion Yen
Total number of the ordinary shares and preferred securities	Ordinary Shares : 70,000 (10,000 Yen per share) Preferred Securities : 330 (0.1 billion yen per security)
Shareholders	Ordinary Shares : 100% owned by the Company Preferred Securities : 100% owned by entities other than the Company

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

END